FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (“Sandstorm Gold”, or the “Company”)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Item 2	Date of Material Change

August 14, 2013

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated on August 14, 2013 by the Company through the facilities of Canada NewsWire and subsequently filed on the Company’s SEDAR profile.

Item 4	Summary of Material Change

On August 14, 2013, the Company announced that it entered into an arrangement agreement, as amended and restated (the “Arrangement Agreement”) with Premier Royalty Inc. (“Premier Royalty”) pursuant to which Sandstorm Gold will acquire 100% of the outstanding common shares in the capital of Premier Royalty (the “Premier Royalty Shares”), other than the Premier Royalty Shares currently owned by Sandstorm Gold, by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Arrangement”).

Item 5	Full Description of Material Change

On August 14, 2013, the Company announced that it entered into the Arrangement Agreement with Premier Royalty pursuant to which Sandstorm Gold will acquire 100% of the outstanding Premier Royalty Shares, other than the Premier Royalty Shares currently owned by Sandstorm Gold, by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario).

Premier Royalty shareholders will receive common shares of Sandstorm Gold (the “Sandstorm Shares”) on the basis of 0.145 of a Sandstorm Share for each Premier Royalty Share held. The Arrangement values the Premier Royalty Shares at approximately C$0.89 per Premier Royalty Share, which represents a premium of 16% to the 20-day volume weighted average trading price of the Premier Royalty Shares on the Toronto Stock Exchange (the “TSX”) immediately prior to the announcement of the Arrangement of approximately C$0.77. Based on Sandstorm Gold’s closing share price on August 13, 2013, the total value of this transaction would be approximately C$28.3 million.

In accordance with the terms of the outstanding warrants to acquire Premier Royalty Shares (each, a “Premier Royalty Warrant”), each holder of a Premier Royalty Warrant outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder’s Premier Royalty Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.145 of a Sandstorm Share.

In addition, in accordance with the terms of the outstanding options to acquire Premier Royalty Shares (each, a “Premier Royalty Option”), each holder of a Premier Royalty Option outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder’s Premier Royalty Option, in accordance with its terms, for the same aggregate consideration payable for such option, 0.145 of a Sandstorm Share.

The Arrangement is subject to the approval of at least two-thirds of the votes cast by Premier Royalty shareholders at a special meeting of Premier Royalty shareholders, which is expected to be held in September 2013.

Prior to executing the Arrangement Agreement, the Board of Directors of Premier Royalty obtained a formal valuation from Paradigm Capital Inc. as required by MI 61-101. The valuation was prepared under the supervision of a special committee of the Board of Directors of Premier Royalty consisting of independent directors. The valuation will be included in the management information circular being mailed to shareholders of Premier Royalty. The approval of the disinterested shareholders of Premier Royalty will be required in order for the Arrangement to proceed, however, all shareholders of Premier Royalty will be treated on the same basis and no additional consideration or benefit is available to any shareholder of Premier Royalty.

Completion of the Arrangement is also subject to the approval of the Ontario Superior Court of Justice, the TSX, the receipt of all other necessary regulatory and third party approvals, and other customary conditions. In the event that the Arrangement is not completed under certain circumstances, Premier Royalty has agreed to pay Sandstorm Gold a termination fee equal to C$2 million. In addition, the Arrangement Agreement includes standard non-solicitation and superior proposal provisions and Premier Royalty has provided Sandstorm Gold with certain other customary rights, including a right to match competing offers. Full details of the transaction will be included in the management information circular of Premier Royalty to be mailed to Premier Royalty shareholders in due course. A copy of the Arrangement Agreement will be filed under each of Sandstorm Gold’s and Premier Royalty’s profiles on SEDAR at www.sedar.com.

Prior to entering into the Arrangement Agreement, Sandstorm Gold and Premier Royalty entered into support and voting agreements with certain shareholders of Premier Royalty (together, the “Locked-Up Shareholders”), collectively holding approximately 17.4% of the issued and outstanding shares of Premier Royalty, whereby the Locked-Up Shareholders have agreed to vote their Premier Royalty Shares in favour of the Arrangement at the special meeting of Premier Royalty shareholders. The support and voting agreement entered into by Sandstorm Gold shall terminate automatically without any further act of the parties upon the earliest of (i) termination of the Arrangement Agreement in accordance with its terms; (ii) a material breach of representations contained therein; (iii) October 14, 2013; and (iv) the date of acceptance of a Superior Proposal (as defined in the Arrangement Agreement) by the Board of Directors of Premier Royalty in accordance with the Arrangement Agreement.

The Board of Directors of Premier Royalty, other than those who have declared an interest in the Arrangement and abstained from voting (being David Awram, the Senior Executive Vice President and a Director of Sandstorm Gold), have unanimously approved the transaction and will unanimously recommend that Premier Royalty shareholders vote in favour of the Arrangement. Each director and senior officer of Premier Royalty has indicated that they intend to vote in favour of the Arrangement.

The Sandstorm Gold Board of Directors has unanimously approved the transaction and Sandstorm Gold does not require, and the transaction is not subject to, approval by the shareholders of Sandstorm Gold. The issuance of the Sandstorm Shares, including those issuable on exercise of the Premier Royalty Warrants and the Premier Royalty Options on a post-closing basis, is subject to approval by the TSX.

The Arrangement is a related party transaction for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As at August 14, 2013, Sandstorm Gold owns an aggregate of 46,678,221 Premier Royalty Shares, representing approximately 59.5% of the outstanding Premier Royalty Shares (51.6% on a fully-diluted basis). In addition, Sandstorm Gold also owns Premier Royalty Warrants to acquire an additional 6,965,676 Premier Royalty Shares. Following completion of the Arrangement, Sandstorm Gold will own 100% of the Premier Royalty Shares.

Sandstorm Gold entered into the Arrangement to acquire the outstanding Premier Royalty Shares not otherwise held by Sandstorm Gold in order to complete a going private transaction of Premier Royalty. The business reasons for completing the Arrangement are to directly acquire Premier Royalty’s royalty interests and to reduce redundant costs.

A discussion of the review and approval process adopted by the Board of Directors of Premier Royalty will be included in the management information circular being mailed to shareholders of Premier Royalty.

A discussion of the review and approval process adopted by the Board of Directors of Sandstorm Gold is as follows:

●	Sandstorm Gold acquired its initial 46,678,221 Premier Royalty Shares and the 6,965,676 Premier Royalty Warrants in January of 2013, following which management and staff of Sandstorm Gold worked with management and staff of Premier Royalty to obtain the required disclosure information concerning Premier Royalty for inclusion in Sandstorm Gold’s public financial disclosure documents;

●	At a Sandstorm Gold Board meeting held on February 18, 2013, the Sandstorm Gold Board asked its management about the status of the Company’s relationship building with Premier Royalty and whether Sandstorm Gold would be seeking proportionate representation on Premier Royalty’s Board of Directors and a general discussion ensued concerning these topics;

●	David Awram, a Director and officer of Sandstorm Gold, was elected as a Director of Premier Royalty at their Annual General Meeting of Shareholders held on May 14, 2013;

●	At a Sandstorm Gold Board meeting held on July 24, 2013, the Sandstorm Gold Board discussed a possible take-over of the remainder of Premier Royalty and requested that its management further explore this matter;

●	At a Sandstorm Gold Board meeting held on July 31, 2013, the Sandstorm Gold Board engaged in further discussions regarding a possible take-over of Premier Royalty. The Sandstorm Gold Board discussed the merits of the possible take-over, including the potential costs savings. Following these discussions, the Sandstorm Gold Board concluded that it was in the best interests of Sandstorm Gold that it authorize its management to negotiate with and proceed with the proposed take-over of Premier Royalty on an approximate seven shares of Premier Royalty for one share of Sandstorm Gold basis (with the final ratio to be confirmed) and that the take-over be conducted by way of either a court-approved statutory plan of arrangement or a formal take-over bid, at the discretion of management. The Sandstorm Gold Board then indicated that they wished to pass formal resolutions authorizing the take-over and Mr. Awram advised the meeting that he would abstain from voting due to the fact that he had a conflict of interest because he is also a Director of Premier Royalty and he excused himself from the meeting for the vote. The Sandstorm Gold Board then unanimously passed the required formal resolutions authorizing management of Sandstorm Gold to negotiate and complete the take-over of Premier Royalty on substantially similar terms to those outlined to the Sandstorm Gold Board at their July 31, 2013 meeting;

●	Subsequent to the July 31, 2013 Sandstorm Gold Board meeting, management of Sandstorm Gold contacted management of Premier Royalty and presented a non-binding proposal to Premier Royalty outlining the terms of Sandstorm Gold’s proposed take-over of Premier Royalty; and

●	The negotiations continued between Sandstorm Gold and Premier Royalty until August 14, 2013, when Sandstorm Gold and Premier Royalty entered into an Arrangement Agreement pursuant to which they agreed to complete the take-over of Premier Royalty by Sandstorm Gold pursuant to a court-approved statutory plan of arrangement and each of Sandstorm Gold and Premier Royalty issued press releases announcing the terms of the take-over.

Pursuant to subsections 5.5(a) and 5.7(a) of MI 61-101, Sandstorm Gold is exempted from formal valuation and minority shareholder approval requirements under MI 61-101 in connection with the transaction, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves an interested party, exceeds 25% of Sandstorm Gold’s market capitalization, calculated in accordance with MI 61-101.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts have been omitted from this report.

Item 8	Executive Officer

For further information contact Nolan Watson, President and Chief Executive Officer at 604-689-0234.

Item 9	Date of Report

August 26, 2013.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer